UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2015
Net Sales Increases 14%, Operating Income and E.P.S. Up 23% and 39%, respectively
Hawthorne, NY, May 26, 2015 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2015.

Quarter ended March 31, 2015 Highlights - compared to March 31, 2014
●	Net sales of $244.2 million, increased $57.0 million, or 30.5%, on flat volumes
●	Gross profit, as a percentage of net sales, was 81.8%, compared to 75.5% — an increase of $58.3 million or 41.2%
●	Research and development expenses increased $10.7 million to $23.9 million
●	Selling, marketing, general and administrative expenses of $22.2 million, a decrease of $4.4 million
●	Operating income increased $52.0 million to $153.5 million, or 62.9% of net sales, compared to $101.5 million, or 54.3% of net sales — representing 51.2% growth
●	Net income was positively impacted by foreign exchange (FX) income of $32.5 million, compared to $3.9 million, the result of favorable currency fluctuations
●
As a result of increased sales, increased gross margins and cost containment, net income attributable to Taro was $152.3 million compared to $89.6 million, resulting in diluted earnings per share of $3.56 compared to $2.10, a 70.0% increase

Year ended March 31, 2015 Highlights - compared to March 31, 2014
●	Net sales of $862.9 million, increased $103.7 million, or 13.7%, with a slight decrease in volumes
●	Gross profit, as a percentage of net sales was 78.4%, compared to 76.4% — an increase of $96.6 million or 16.7%
●	Research and development expenses increased $10.1 million to $65.5 million
●	Selling, marketing, general and administrative expenses decreased $4.1 million to $87.6 million
●
Settlements and loss contingencies was a $4.2 million credit, the net result of settlements which resulted in the reversal of a portion of the associated reserve, compared to a $2.6 million expense in 2014

●	Operating income increased $97.4 million to $527.6 million, or 61.1% of net sales, from $430.3 million, or 56.7% of net sales – representing 22.6% growth
●	Net income was favorably impacted by foreign exchange (FX) income of $41.6 million, compared to $7.1 million
●	Net income attributable to Taro was $484.3 million compared to $360.4 million, a $123.9 million increase, resulting in diluted earnings per share of $11.31 compared to $8.14, a 38.9% increase

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations was $406.8 million, as compared to $357.6 million in the previous year
●	Cash at March 31, 2015 (including marketable securities), increased $287.8 million to $920.2 million from March 31, 2014
●	Total debt decreased $12.0 million, the result of the Company paying-off its debentures with institutional holders

Mr. Kal Sundaram, Taro’s CEO stated, “Overall, we are pleased with the quarter and full-year results, reflecting good performance despite the headwinds we face in the current environment.  Our sales and earnings growth is mainly attributable to the prudent life cycle management of our existing product portfolio. We realized a modest benefit in cost of goods due to the strengthening of the U.S. dollar.  Volumes of our U.S. generics business have experienced a slight decline during the year.  We have also encountered increased competition and increased pricing pressure from customer consolidations.”  Mr. Sundaram continued, “Our year-over-year increase in R&D demonstrates our commitment to growing our pipeline of quality products; further evidenced by twelve (12) total filings with the FDA this year.”

-more-

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

During the quarter, the Company filed five Abbreviated New Drug Applications (“ANDAs”) and a New Drug Application (NDA) with the U.S. Food and Drug Administration (“FDA”) – this brings the total number of filings for the fiscal year ended March 31 to twelve (12).  With this, ANDAs representing thirty-five products and one NDA await FDA approval.

Earnings Call (8:00 am ET, May 28, 2015)

As previously announced, the Company will host an earnings call at 8:00 am ET on Thursday, May 28, 2015, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:
●           Participant Toll-Free Dial-In Number: +1 (844) 421-0601    ID: 49865423
●           Participant International Dial-In Number: +1 (716) 247-5800   ID: 49865423
●           Web-cast:  More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.

The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for fifteen (15) days following the call.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2015.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
 (U.S. dollars in thousands, except share data)

	Quarter Ended				Year Ended
	March 31,				March 31,
	2015		2014		2015		2014
	(unaudited)		(unaudited)		(unaudited)		(audited)
Sales, net		$244,180		$187,176		$862,944		$759,285
Cost of sales		44,545		45,818		186,359		179,279
Gross Profit		199,635		141,358		676,585		580,006

Operating Expenses (Income):
Research and development		23,865		13,167		65,510		55,430
Selling, marketing, general and administrative		22,229		26,647		87,644		91,733
Settlements and loss contingencies		-		-		(4,200)		2,590
Operating income		153,541		101,544		527,631		430,253

Financial Income, net:
Interest and other financial income, net		(3,087)		(1,241)		(9,677)		(5,167)
Foreign exchange income		(32,481)		(3,897)		(41,634)		(7,118)
Other income, net		395		407		2,738		1,369
Income before income taxes		189,504		107,089		581,680		443,907
Tax expense		36,872		17,433		96,059		82,729
Income from continuing operations		152,632		89,656		485,621		361,178

Net loss from discontinued operations		(314)		(97)		(787)		(319)
Net income		152,318		89,559		484,834		360,859
Net income (loss) attributable to non-controlling interest		26		(81)		577		472

Net income attributable to Taro		$152,292		$89,640		$484,257		$360,387

Net income per ordinary share from continuing operations attributable to Taro:
Basic		$3.56		$2.10		$11.32		$8.15
Diluted		$3.56		$2.10		$11.32		$8.15

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$	(0.00)*	$	(0.00)*	$	(0.01)	$	(0.01)
Diluted	$	(0.00)*	$	(0.00)*	$	(0.01)	$	(0.01)

Net income per ordinary share attributable to Taro:
Basic		$3.56		$2.10		$11.31		$8.14
Diluted		$3.56		$2.10		$11.31		$8.14

Weighted-average number of shares used to compute net income per share:
Basic		42,833,533		42,830,989		42,833,533		44,276,003
Diluted		42,833,533		42,832,772		42,833,750		44,279,124

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2015	2014
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$481,641	$209,967
Short-term bank deposits	434,899	418,946
Restricted short-term bank deposits	199	227
Marketable securities	3,458	3,255
Accounts receivable and other:
Trade, net	222,427	138,772
Other receivables and prepaid expenses	250,911	162,392
Inventories	120,272	117,639
Long-term assets held for sale, net	-	73
TOTAL CURRENT ASSETS	1,513,807	1,051,271

Long-term receivables and other assets	46,330	52,894
Property, plant and equipment, net	153,045	151,416
Other assets	24,563	28,795
TOTAL ASSETS	$1,737,745	$1,284,376

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$912	$11,974
Trade payables and other current liabilities	309,093	241,330
TOTAL CURRENT LIABILITIES	310,005	253,304

Long-term debt, net of current maturities	4,976	5,888
Deferred taxes and other long-term liabilities	5,381	4,591
TOTAL LIABILITIES	320,362	263,783

Taro shareholders’ equity	1,411,719	1,015,507
Non-controlling interest	5,664	5,086

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,737,745	$1,284,376

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)

	Year Ended March 31,
	2015	2014
	(unaudited)	(audited)
Operating Activities:
Net income	$484,834	$360,859
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	15,798	16,567
Impairment of long-lived assets	90	47
(Loss) gain on sale of long-lived assets and marketable securities, net	(209)	21
(Decrease) increase in long-term debt due to currency fluctuations	(1,030)	1,137
Increase in trade receivables, net	(85,277)	(19,755)
Change in derivative instruments, net	5,483	4,181
Increase in other receivables, prepaid expenses and other assets	(56,261)	(43,106)
Increase in inventories, net	(7,027)	(10,697)
Effect of exchange differences on inter-company balances	(18,166)	(11,670)
Increase in trade and other payables and liabilities	68,553	60,060
Net cash provided by operating activities	406,788	357,644

Investing Activities:
Purchase of property, plant & equipment	(19,997)	(21,249)
Proceeds from (investment in) property, plant & equipment and intangible assets	59	(4,547)
Investment in other assets	(31,050)	-
Proceeds from (investment in) long-term security deposits and other assets	2,112	(33,956)
Investment in short-term bank deposits	(43,344)	(120,648)
Proceeds from restricted bank deposits	28	7,203
Proceeds from (investment in) marketable securities	111	(100)
Net cash used in investing activities	(92,081)	(173,297)

Financing Activities:
Purchase of treasury shares	-	(192,999)
Excess tax benefits from share-based payment arrangements	-	149
Proceeds from issuance of shares, net	26	1,262
Repayments of long-term debt	(10,944)	(11,874)
Net cash used in financing activities	(10,918)	(203,462)

Effect of exchange rate changes	(32,115)	(8,202)
Net increase (decrease) in cash	271,674	(27,317)
Cash at beginning of period	209,967	237,284

Cash at end of period	$481,641	$209,967

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director